Mustang Alliances, Inc.
410 Park Avenue, 15th floor
New York, NY 10022

October 6, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Linda Cvrkel, Branch Chief

Re:   Mustang Alliances, Inc.
Form 10-K for the Year Ended December 31, 2010, filed April 14,2011
File No. 000-54212

Dear Ms. Cvrkel:

We are submitting to the Securities and Exchange Commission (the "Commission") the following responses to the Commission’s comment letter dated September 29, 2011, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010, filed with the Commission on April 14, 2011 (the “Annual Report”).

Form 10-Q for the Quarter Ended June 30. 2011

Item 4. Controls and Procedures

1.     We note your disclosure that you have concluded that your disclosure controls and procedures are not effective as of the end of the period covered by the Form 10-Q for the quarter ended June 30. 2011. You also disclose that therefore, your internal controls over financial reporting are not effective as of June 30, 2011 based on certain material weaknesses which you also disclose. In light of the nature of the material weaknesses disclosed, and the fact that you disclose that during the quarter ended June 30, 2011 there was no material changes in internal control over financial reporting, please explain to us why you believe that a conclusion that both disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2010 and March 31, 2011 is appropriate. Please advise or revise your Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011 to include an appropriate conclusion as to the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

Response: In the Form 10-Q for the quarter ended June 30, 2011 we disclosed the reasons that we felt our internal controls were not effective as of the end of said quarter. Although as of the end of the quarter ended March 31, 2011 some of these reasons were in existence, as we relied on an outside consultant to prepare our financial statements and lacked competent financial management personnel, we did not determine that such weaknesses resulted in us having ineffective controls over financial reporting. There were significant fewer transactions which occurred during the year ended December 31, 2010 and the first quarter of 2011 as compared to those which occurred as of the quarter ended June 30, 2011. Neither the amount of transactions nor the procedures we had in place as of the quarter ended March 31, 2011 lead us to conclude that our disclosure controls and procedures were not effective. The appointment of a chief financial officer lead to the conclusion that of the end of the quarter ended June 30th our internal controls were not effective. Such conclusion could not have been made prior to the appointment of such individual on July 22, 2011.

Exhibit 32.1 Section 906 Certification

2.   We note that only Leonard Sternheim, Chief Executive Officer and President, has signed the Section 906 Certification filed as Exhibit 32.1. In light of the fact that it appears you have a Chief Financial Officer, who signed the Section 302(a) Certification filed as Exhibit 31.2, it is required that the Chief Financial Officer should also sign the Section 906 Certification filed as Exhibit 32.1.   See guidance in Exchange Act Rule 13a-14(b) and Rule 15d-l4(b). Please revise your filing accordingly.

Response:  The Section 906 certification signed by our Chief Financial Officer was inadvertently omitted from the Form 10-Q for the quarter ended June 30, 2011. Accordingly, we are filing an amendment to the Form 10-Q for the quarter ended June 30, 2011 including the required certifications.

We acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

(iii)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding the Company, please do not hesitate to contact the undersigned or our counsel, David Lubin, Esq. at 516-887-8250, fax number 516-887-8250; email david@dlubinassociates.com.

Sincerely,

MUSTANG ALLIANCES, INC.

By	/s/ Leonard Sternheim
Name: Leonard Sternheim
Title: President, Chief Executive Officer and Chairman (Principal Executive Officer)

By	/s/ Lawrence H. Wolfe
Name: Lawrence H. Wolfe
Title: Chief Financial Officer (Principal Financial and Accounting Officer)